Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

RECEIVED
2004 MAY 11 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 April 2004

04024949

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Pre-development Agreement for Chemical Plant in PNG

Oil Search Limited announced yesterday that it had signed a Pre-Development Agreement with Itochu Corporation and Mitsubishi Gas Chemical Company to progress plans for a chemical plant in PNG.

The Pre-Development Agreement is designed to facilitate Front End Engineering and Design entry in the event that certain pre-requisites are met regarding the sourcing of gas, chemical plant location and to the co-location of other industries in particular.

Cue Comment

Cue is pleased to see this positive step towards gas commercialization in PNG. Cue holds a 10.947% interest in the Kimu gas field in the PNG foreland and a 14.894% interest in the Barikewa gas field. Kimu is estimated to contain recoverable natural gas volumes of around 1 trillion cubic feet (Cue share approximately 110 billion cubic feet) and Barikewa is estimated to contain approximately 800 billion cubic feet of recoverable natural gas (Cue share approximately 120 billion cubic feet). Both of these fields could potentially be favorably situated to provide gas feedstock to a future chemical plant.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 April 2004